Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication is an updated version of an email sent to Livongo employees on August 10, 2020.

Team,

The industry is buzzing from our announcement that Livongo and Teladoc Health agreed to a merger this week making it the largest digital health deal in history. This merger represents a transformational opportunity to improve the delivery, access, and experience of healthcare for consumers around the world. The highly complementary organizations will combine to create substantial value across the healthcare ecosystem, enabling clients everywhere to offer high quality, personalized, technology-enabled longitudinal care that improves outcomes and lowers costs across the full spectrum of health. Livongo brings its strength with Member experience, artificial intelligence, data science, and the one-to-many model. Teladoc has been effective at creating a unique experience in one-to-one interactions over a broad range of services. The high impact opportunities ahead include increased cross-selling into each company’s client base and accelerating Livongo’s international expansion and Member enrollment through Teladoc Health’s existing footprint. In addition, we will jointly offer significantly enhanced new care models and next generation solution opportunities.

Beyond all of the press releases, interviews, and industry pundits, we know there are a combination of feelings including excitement and enthusiasm mixed with concern and apprehension. That is all normal. We want to first say that as we began to engage in discussions related to this merger a few months ago, we knew early on it was exactly the right next step to take and the right company to join in order to fulfill our mission. It was by taking this bold move we were able to create an unprecedented opportunity to accelerate how we deliver health and care and do it on an international stage - years earlier than if we went at this alone. Just think of all the people with chronic conditions that we will now be able to empower by providing a vast portfolio of health products and services. This is what we all have been driving towards and this pivotal moment has allowed us to immediately enter the global stage as the undisputed leader in digital health and Applied Health Signals.

As the merger news has settled in, let’s continue to address what may be on your mind:

You should not be concerned about job security. We want to emphasize that this is a combination of two highly complementary companies. We are looking forward to leveraging Teladoc’s broad integrated services across virtual care with Livongo’s data-driven approach to providing actionable, personalized, and timely health signals. We are in early stages off this merger and nothing changes in your job or responsibility as a result of this announcement. It is critical that we all remain focused on our responsibilities and closing the quarter with strong results as we normally would. While there are always changes when two organizations of this size come together, the rationale for this merger is about the tremendous growth potential ahead of us, not cost savings. The two companies together create a vast global footprint with evolving products to meet global need. The skills and abilities of both companies are critical to make this work and we firmly believe this merger provides our team more opportunities for personal and professional growth – especially given our blending into an existing international organization.

We have two complementary cultures and operating philosophies. We are both mission driven. The values of the two companies are very aligned and we have complementary cultures and operating philosophies that put a premium on providing easy access to health especially to those communities that have been negatively impacted and find there are barriers to connecting to quality health services. Teladoc Health is transforming how people access and experience healthcare and has long focused on virtual care as the great equalizer to reach those underserved and Livongo empowers people with chronic conditions to live better and healthier lives with a deep focus on chronic conditions, which disproportionately impacts underserved communities. The combined company will be positioned to make meaningful progress on addressing access to care disparities around the world and simply make a much bigger and more extensive impact for millions of people.

Your LVGO stock will be exchanged for TDOC stock. Stock that you own will be exchanged for Teladoc Health stock at a rate of .5920 [corrected] to reflect the relative share values of Livongo and Teladoc Health as of the agreement date. You will also receive cash of $11.33 for each share of LVGO as well. The team is finalizing a detailed Q&A and guide that will explain what will happen to your shares when the deal closes in Q4. The guide and examples should answer your remaining questions.

So What is Next? We will continue to operate as two separate companies between now and the closing of the transaction. There are legal restrictions on communications during the transaction and you should not engage with Teladoc Health unless you are a member of the team working on the integration planning. The integration team will inform you when it is appropriate for you to begin engaging with your Teladoc Health counterparts. The merger is expected to close by the end of Q4 2020, subject to regulatory evaluations and Teladoc Health and Livongo shareholder approvals and other customary closing conditions. Following completion of the merger, Teladoc Health plans to integrate the two companies using a thoughtful, phased approach. Both teams are committed to maintaining business continuity and service delivery to our Members throughout the integration process. Representatives from both companies will participate in the integration planning.

Town Hall Thursday… We are excited to welcome Jason Gorevic, CEO of Teledoc to participate in our Town Hall meeting this Thursday. It will be great to have Jason share his vision of the combined business. As a note, Jenny had the opportunity to speak at Teledoc’s Town Hall this morning and share our culture, member focus and the excitement of the Livongo team. We look forward to updating you and answering your questions.

Thank You! Thank you for building a company with a profound mission that drives each of us to care for our Members. As we continue work on officially closing the transaction, we ask each of you to hold true to our values, stay focused on what is important, and accelerate with us on this incredible new journey. We appreciate your dedication and hard work for leading and creating a better system of health and care – and we are just getting started.

With gratitude,

Zane and Jenny

Zane M. Burke

CEO

Livongo

m: 816.868.0900 e: zane@livongo.com

a: 150 W. Evelyn Ave., Suite 150, Mountain View, CA 94041

www.livongo.com

JENNIFER J. SCHNEIDER, MD, MS

President

Livongo

Nasdaq Listed: LVGO

m: 650.814.1764 e: jenny@livongo.com

a: 150 W. Evelyn Ave., Suite 150, Mountain View, CA 94041

www.livongo.com

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.